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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*

                               B OF I HOLDING, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    05566u108
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                                 (CUSIP Number)

                              DAVID A. GARCIA, ESQ.
                                    HALE LANE
                        5441 KIETZKE LANE SECOND FLOOR
                               RENO, NEVADA 89511
                                 (775) 327-3000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 15, 2005
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             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP No.


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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     The Chipman First Family Limited Partnership
     Michael Chipman
     Evelyn Chipman

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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)

     PF
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization

     The Chipman First Family Limited Partnership is a Nevada limited partnership Michael and Evelyn Chipman are citizens of the United States
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               7.   Sole Voting Power
  NUMBER OF
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                831,200
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                         831,200
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     831,200
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)

     9.76%
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14.  Type of Reporting Person (See Instructions)

     PN (The Chipman First Family Limited Partnership)
     IN (Michael Chipman and Evelyn Chipman)
--------------------------------------------------------------------------------




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ITEM 1. SECURITY AND ISSUER

This statement relates to the Common Stock of B of I Holding, Inc., and the principal executive offices of such entity are located at 12220 El Camino Real, Suite 220 San Diego, California 92130.

ITEM 2. IDENTITY AND BACKGROUND

The Chipman First Family Limited Partnership ("CFFLP") is a Nevada limited Partnership Whose principal business is to hold investment assets for the benefit of the M&E Chipman Living Trust 9/28/95 (the "Chipman Trust"). Michael and Evelyn Chipman are individuals with no principal occupation apart from managing their personal affairs. Michael and Evelyn Chipman are (a) the sole managers and members of ChipEnt, LLC, a Nevada limited liability company that is the sole general partner of CFFLP and whose principal business is to act as the general partner for family limited partnerships established by the Chipmans and
(b) the sole trustees and settlors of the Chipman Trust, the sole limited partner of CFFLP. The principal office address or CFFLP and the Chipmans is c/o
D. Damon, P.O. Box 19190, Reno, Nevada 89511-0853.

None of the reporting persons has been convicted in a criminal proceeding in the last 5 years (excluding traffic violations or similar misdemeanors), nor have they been party to any proceeding, jurisdiction or order concerning any violation of federal or state securities laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On March 15, 2005, CFFLP purchased 80,000 shares of the issuer's common stock (the "Shares") at a purchase price of $11.50 in connection with the issuer's registered initial public offering. The purchase price was paid in cash from funds available in CFFLP's checking or brokerage accounts.

ITEM 4. PURPOSE OF TRANSACTION

CFFLP purchased the Shares for its own investment purposes without any further plans or proposals contemplated.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) CFFLP and the Chipmans beneficially own 831,200 shares of the issuer's common stock, consisting of 613,100 are shares held by CFFLP, 190,400 are shares issuable upon conversion of issuer Series A preferred stock held by CFFLP and 27,700 are issuable upon exercise of a warrant held by CFFLP. Based on an aggregate of 8,299,823 shares issued and outstanding, the CFFLP/Chipman beneficial holdings represent 9.76% of the common stock;

         (b) Michael and Evelyn Chipman are the sole managers of the sole general partner of CFFLP and, accordingly, share all voting and dispository power of the reported holdings;

         (c) The reporting persons have conducted no transactions in the issuer's securities during the last sixty days other than the purchase described in Item 3 above.

         (d) not applicable.

         (e) not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the warrant to purchase issuer common stock held by CFFLP, the reporting persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Attached as Exhibit 99.A hereto is the Warrant to Purchase Common Stock held by CFFLP.





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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 26, 2005
--------------
Date

The Chipman First Family Limited Partnership
By: Chipent, LLC
Its: General Partner

By: /s/ Michael Chipman
    ------------------------
    Michael Chipman, Manager


/s/ Michael Chipman
----------------------------
Michael Chipman


/s/ Michael Chipman
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Evelyn Chipman